November 19, 2013

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: American States Water Company

Golden State Water Company

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File Nos. 1-14431 and 1-12008

Dear Mr. Thompson:

This letter sets forth American States Water Company and its subsidiaries’ (“the Company”) and Golden State Water Company’s (“GSWC”) responses to comments on the above-referenced filing provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 7, 2013.

Within this letter, the Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the Fiscal Year Ended December 31, 2012

Signatures, page 123

1. It appears no one signed the report on behalf of the registrant in the capacity of principal accounting officer of GSWC. Please confirm that Ms. Tang or someone else signed the report on behalf of the registrant in their capacity of principal accounting officer of GSWC and revise future filings to include each capacity in which each person signs the report. Refer to General Instruction D to Form 10-K.

Response:

The Company confirms that Ms. Tang signed the report in her capacity of principal accounting officer of GSWC.  The Company will revise future filings accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 5 – Military Privatization, page 89

2. Please help us understand the nature and terms of the capital investment in water and/or wastewater system assets that you make at the time of execution of applicable 50-year service contracts at the military bases. Tell us how you account for the capital investment/assets acquired and the basis in GAAP for your accounting. Additionally, we note your disclosure that the purchase price obligation for the assets acquired at the time of execution of the contracts is offset by a receivable from the U.S. government in the same amount, therefore not impacting your financial position. Please refer to ASC 210-20 and tell us how you concluded the right of offset exists for these obligations and receivables.

Response:

Congress has authorized the U.S. Department of Defense to outsource utility operations on military bases to contractors, which includes the outsourcing of the operations, maintenance and capital improvements of utility systems (including water and wastewater systems).  Subsidiaries of American States Utility Services, Inc. (“ASUS”), a wholly-owned subsidiary of the Company, have entered into service contracts with the U.S. government to operate and maintain, and renew and replace the water and/or wastewater systems at various military bases pursuant to 50-year, firm, fixed-price contracts, subject to periodic price redeterminations.  Contracts are entered into for 50-year terms where ASUS’s subsidiaries are responsible for the operations and maintenance (“O&M”), and renewal and replacement (“R&R”) of the water and/or wastewater facilities, as well as other necessary capital upgrades to the existing infrastructure approved by the U.S. government.  ASUS’s subsidiaries are paid for these services on a monthly basis.

Under the utility privatization program, the U.S. government under federal statute (10 USC §2688 – Utility Systems Conveyance Legislation) may convey utility assets to a private party and also enter into a contract with that party for a period of up to 50 years to obtain utility services from those assets.  In order to enter into 50-year utility service contracts, the U.S. government conveyed the existing water and wastewater system assets to ASUS for fair value as required by the federal statute.   However, no cash payment was or will be made, and instead, ASUS’s obligation for this conveyance is offset by a direct finance lease receivable as discussed in more detail below.

In substance, the arrangement is a contract for O&M and R&R services for which ASUS is paid on a monthly basis.  The conveyance of the system brings the transaction under 10 USC §2688 which allows for 50-year utility services contracts.  Without the conveyance and 10 USC §2688, the U.S. government would lack authority to enter into 50-year service contracts.  However, the U.S. government retains all of the benefits and burdens of ownership of the systems.  The assets are located entirely on U.S. government property.  The service agreements between ASUS and the U.S. government do not include the transfer of land ownership rights and ASUS cannot access these assets or use these assets for any purpose other than providing utility services on the applicable military base pursuant to the terms of the service contracts.  Further, ASUS may only construct assets on the property and make improvements as authorized by the U.S. government.

Each of the service contracts with the U.S. government is subject to termination, in whole or in part at any time, prior to the end of the 50-year term for convenience of the U.S. government or as a result of default by ASUS.  Upon expiration of the 50-year service contracts, the U.S. government and ASUS may negotiate for an extension, although ASUS is not obligated to do so.  More importantly, if at the end of the 50-year service contracts, the contracts are not extended with ASUS, ASUS would no longer have access to or the ability to use the assets, and would either re-convey them back to the U.S. government at the government’s request, or abandon them in-place.  In either case, ASUS would receive no cash payment from the U.S. government for the initially conveyed assets. Because of the terms of the contracts, there is no situation where ASUS can benefit from the risks/rewards of ownership outside of the U.S. government’s service contracts.  The Company will never have use of the property for any purpose other than serving the U.S. government’s needs, and, under the contracts, the U.S. government can take back the system for its convenience at any time.

Consistent with 10 USC §2688, the U.S. government conveyed the assets to ASUS at the time of execution of the applicable 50-year service contracts; however, the U.S. government has the right to assume operating control of the assets at any time and would continue to receive the utility services from the facilities even if ASUS was removed as operator.   As such, under the accounting guidance of ASC 840-10-15-6 to 9, “Arrangements that Qualify as Leases”, the service contracts include an embedded lease arrangement, which re-conveys to the U.S. government the right to control the use of the underlying assets. Accordingly, the Company does not include these assets on its balance sheet, but instead has determined this to be a direct financing lease receivable (i.e., receivable from the U.S. government) in accordance with ASC 840-10-25-1 and 25, “Lease Classification Criteria”, since ownership of the property, at the U.S. government’s request, transfers back to the U.S. government by the end of the service contracts, or ASUS would abandon the assets in-place having no further right to access or use them. Additionally, the collectability of the minimum lease payments due from the U.S. government is reasonably predictable (discussed below), and there are no uncertainties surrounding the amount of unreimbursable costs in this arrangement.

As provided in the service contracts, the receivable from the U.S. government is being offset with the obligation to the U.S. government for the conveyance of the assets in the exact amount. This receivable from the U.S. government was designed in the service contracts to be an exact offset in value to the obligation due to the U.S. government for the assets.  The two transactions are of equal amounts and no cash is exchanged in accordance with the 50-year service contracts.  Additionally, if the contracts were terminated prior to the expiration of the 50-years, ASUS’s remaining obligation would be cancelled as well as the receivable from the U.S. government.   For financial statement reporting purposes, this arrangement has met all of the criteria set forth in ASC 210-20-45-1A, “Right of Setoff Conditions”, which allows for the offsetting of the receivable from the U.S. government, with ASUS’s obligation to the U.S. government for the conveyance of the assets.   The amounts owed between ASUS and the U.S. government are determinable in the service contracts, and both parties have offset the respective amounts as enforced by the service contracts.

*    *    *    *

We hereby represent that:

•                 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s additional comments.  If you have any further questions or comments, please direct your questions or comments to the undersigned at (909) 394-3600 extension 707.

Very truly yours,

/s/ EVA G. TANG
Eva G. Tang
Senior Vice President-Finance, Chief Financial Officer,
Corporate Secretary and Treasurer